Exhibit 99.2

BW LPG Limited announces new Board Member

Singapore, 29 May 2026

The Board of BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce the appointment of Kevin James Mackay as a Member of the Board of Directors.

Mr. Mackay brings with him more than 35 years of extensive global leadership and management experience across the maritime and energy industries. Over the course of his career, he has held a number of senior executive positions at leading international organisations, including ConocoPhillips, Phillips 66 and AET Inc. Most recently, he served as President and Chief Executive Officer of NYSE-listed Teekay Tankers Ltd. for a decade, where he successfully led the company through a period of significant transformational growth.

Commenting on the appointment, BW LPG Board Chairman, Mr. Andreas Sohmen-Pao, says: “We are delighted to welcome Mr. Mackay to the BW LPG Board. His deep industry knowledge and strong track record in strategic planning, commercial leadership and business development will bring valuable insights and a strong strategic perspective to the Board. We look forward to benefiting from his expertise as BW LPG continues to pursue its long-term growth ambitions.”

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.